Filed Pursuant to Rule 424(b)(5)

Registration No. 333-169826

$ 12,000,000 4.25% Ten-Year Debentures

$ 18,000,000 3.00% Five-Year Debentures

($1,000 minimum investment)

The Andersons, Inc.

480 West Dussel Drive

Maumee, Ohio 43537

(419) 893-5050

Terms of Debentures

•	Debentures will be issued the first of the month following our receipt of payment. Interest begins to accrue on that day.

•	Interest will be paid to you annually on the anniversary of the date your debenture was issued.

•	We may redeem debentures at any time by paying you principal plus accrued interest.

•	No sinking fund will be provided; these debentures are not secured and are not guaranteed by any of our subsidiaries.

Terms of Sale

•	There is no established trading market for the debentures.

•	We will sell debentures continuously until they are all sold or the offering is terminated.

•	There are no underwriters’ fees or commissions to be paid. We are selling directly to you.

•	We will receive all proceeds from the sale of debentures. We expect the expenses of this offering to be approximately $44,500.

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS IDENTIFIED THAT WE HAVE LISTED BEGINNING ON PAGE 5 BEFORE PURCHASING ANY DEBENTURES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is November 2, 2011

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of these materials at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that makes available reports, proxy statements and other information regarding issuers that file electronically with it. By referring to our website and the SEC’s website, we do not incorporate such websites or their contents into this prospectus.

Our filings with the SEC are also available to the public through the SEC’s Internet website at http://www.sec.gov. We currently provide annual reports to our shareholders that include financial information reported on by our independent registered public accounting firm.

Incorporation of Documents by Reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. The documents incorporated by reference are those documents that we have previously filed with the SEC, excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Securities Exchange Act of 1934 (the “Exchange Act”). We incorporate by reference the documents listed below and any future filings (subject to the provision in the preceding sentence) made with the SEC under sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the debentures.

•	Annual Report on Form 10-K for the year ended December 31, 2010.

•	Quarterly Report on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011.

•	Definitive Proxy Statement on Form 14A filed March 15, 2011.

•	Current Reports on Form 8-K filed on January 10, 2011, February 9, 2011, May 5, 2011, May 6, 2011, and August 3, 2011.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents deemed to be “furnished” or not deemed to be “filed,” including the portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, including any exhibits included with such Items, unless otherwise specifically indicated therein) after the date of this prospectus and prior to the termination of this offering. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We undertake to provide without charge to any person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus, other than exhibits to such other documents (unless such exhibits are specifically incorporated by reference therein). We will furnish any exhibit not specifically incorporated by reference upon the payment of a specified reasonable fee, which fee will be limited to our reasonable expenses in furnishing such exhibit. All requests for such copies should be directed to:

Investor Relations

Nicholas C. Conrad

Vice President, Finance & Treasurer

The Andersons, Inc.

480 West Dussel Drive

Maumee, Ohio 43537

(419)891-6415

email:nick_conrad@andersonsinc.com

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these debentures in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document. We undertake no obligation to update any of the information in this prospectus, except as provided by law.

Summary

This page summarizes important points about us and about the debentures that we are selling. It is important that you read the more detailed information about the debentures that we are offering included later in the document and the information about us that we are incorporating by reference.

The Andersons, Inc.

We are an entrepreneurial, customer focused company with diversified interests in the agriculture and transportation markets. Since our founding in 1947, we have developed specific core competencies in risk management, bulk handling, transportation and logistics and an understanding of commodity markets. We have leveraged these competencies to diversify our operations into other complementary markets, including ethanol, railcar leasing, plant nutrients, turf products and general merchandise retailing. We operate our business in six segments: the Grain business, the Ethanol business, the Rail business, the Plant Nutrient business, the Turf & Specialty business and the Retail business. The Grain business includes grain merchandising, the operation of terminal grain elevator facilities and an investment in Lansing Trade Group LLC, an established commodity trader. The Ethanol business purchases and sells ethanol and also manages the ethanol production facilities organized as limited liability companies in which the Company has investments and various service contracts for these investments. Our Rail business leases and manages a fleet of over 22,000 railcars and locomotives of various types. The Rail business also operates railcar repair, refurbishment and custom steel fabrication businesses. The Plant Nutrient business manufactures and distributes agricultural inputs, primarily fertilizer, to dealers and farmers. The Turf & Specialty business produces and markets turf and ornamental plant fertilizer and pest control products with a particular focus on the golf course and professional lawn care markets. The Retail business operates large retail stores, a specialty food market, a distribution center and a lawn and garden equipment sales and service shop.

Our principal, executive and administrative offices are located at 480 West Dussel Drive, Maumee, Ohio 43537. Our telephone number is (419) 893-5050.

Our Offer

Securities	$12,000,000 principal amount 4.25 % Ten-Year Debentures (the “4.25% Debentures”).
$18,000,000 principal amount 3 % Five-Year Debentures (the “3% Debentures” and, together with the 4.25% Debentures, the “Debentures”).
Offered directly by the Company.
$1,000 minimum principal investment.
Interest Payment Date	The interest payment will be made on the annual anniversary of the original issue date.
Record Date	The record date of payments of interest will be the close of business on the 15th day of the month preceding the interest payment date.
Maturity	The 3% debentures will mature on the fifth annual anniversary of their original issue date and the 4.25% debentures will mature on the tenth annual anniversary of their original issue date.
Redemption	Redeemable at maturity or at the option of the Company.
Use of Proceeds	Payment of current maturities of long-term debt with the remainder added to working capital or used for general corporate purposes.
No Prior Market

The debentures are new securities and there is currently no established trading market for the debentures. Accordingly, we cannot assure you that a liquid market for the debentures will develop or be maintained.

Trustee	Huntington National Bank

Ratio Of Earnings To Fixed Charges (a)

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Ratio of earnings to fixed charges	5.87	4.46	3.67	2.43	2.56	3.91	3.09

(a)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations (before adjustment for fixed charges, minority interests in consolidated subsidiaries or income or loss from equity investees), and distributed income of equity investees. Fixed charges include: (i) interest expense, whether expensed or capitalized, (ii) amortization of debt issuance cost and (iii) the portion of rental expense representative of the interest factor.

Summary Financial Information (unaudited)

	Six months ended June 30,		Year ended December 31,
(In thousands, except for per share data)	2011	2010	2010	2009	2008
Sales and merchandising revenues	$2,339,841	$1,532,997	$3,393,791	$3,025,304	$3,489,478
Income before income taxes	99,204	62,403	104,143	61,496	46,563
Net income attributable to The Andersons, Inc.	62,484	37,434	64,662	38,351	32,900

	(unaudited)
	As of June 30,		As of December 31,
	2011	2010	2010	2009	2008
Working capital	$352,747	$299,301	$301,815	$307,702	$330,699
Total assets	1,543,849	1,155,445	1,699,390	1,284,391	1,308,773
Long-term debt	260,645	281,740	276,825	308,026	334,010
Shareholders’ equity	524,463	442,557	464,559	406,276	365,107

Risk Factors

Investing in the debentures involves certain risks. The risks described below and those incorporated by reference herein are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations. The following risks could affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment. You should carefully consider the risks described below as well as other information and data set forth in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein before making an investment decision with respect to the debentures. This section should be read along with the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 and any Annual Report on Form 10-K or Quarterly Report on Form 10-Q that we file subsequent to the date of this prospects each of which is incorporated by reference herein.

Risks Relating to our Business

Certain of our business segments are affected by the supply and demand of commodities, and are sensitive to factors outside of our control. Adverse price movements could negatively affect our profitability and results of operations.

Our Grain, Ethanol and Plant Nutrient businesses buy, sell and hold inventories of various commodities, some of which are readily traded on commodity futures exchanges. In addition, our Turf & Specialty business uses some of these same fertilizer commodities as base raw materials in manufacturing golf course and landscape fertilizer. Unfavorable weather conditions, both local and worldwide, as well as other factors beyond our control, can affect the supply and demand of these commodities and expose us to liquidity pressures to finance hedges in the Grain business in rapidly rising markets. In our Plant Nutrient and Turf & Specialty businesses, changes in the supply and demand of these commodities can also affect the value of inventories that we hold, as well as the price of raw materials as we are unable to effectively hedge these commodities. Increased costs of inventory and prices of raw material would decrease our profit margins and adversely affect our results of operations.

Corn - The principal raw material the ethanol LLCs use to produce ethanol and co-products, including distillers dried grains and corn oil, is corn. As a result, changes in the price of corn can significantly affect our business. In general, rising corn prices will produce lower profit margins for our ethanol business. Because ethanol competes with non-corn-based fuels, we generally will be unable to pass along increased corn costs to our customers. At certain levels, corn prices may make ethanol uneconomical to use in fuel markets. The price of corn is influenced by weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The significance and relative effect of these factors on the price of corn is difficult to predict. Any event that tends to negatively affect the supply of corn, such as adverse weather or crop disease, could increase corn prices and potentially harm the ethanol LLCs’ results. The Company will attempt to lock in ethanol margins as far out as practical in order to secure reasonable returns using whatever risk management tools are available in the marketplace. In addition, we may also have difficulty, from time to time, in physically sourcing corn on economical terms due to supply shortages. High costs or shortages could require us to suspend our ethanol operations until corn is available on economical terms, which would have a material adverse effect on our operating results.

Grains - While we attempt to manage the risk associated with commodity price changes for our grain inventory positions with derivative instruments, including purchase and sale contracts, we are unable to offset 100% of the price risk of each transaction due to timing, availability of futures and options contracts and third party credit risk. Furthermore, there is a risk that the derivatives we employ will not be effective in offsetting the changes associated with the risks we are trying to manage. This can happen when the derivative and the underlying value of grain inventories and purchase and sale contracts are not perfectly matched. Our grain derivatives, for example, do not perfectly correlate with the basis pricing component of our grain inventory and contracts. (Basis is defined as the difference between the cash price of a commodity in our facility and the nearest exchange-traded futures price.) Differences can reflect time periods, locations or product forms. Although the basis component is smaller and generally less volatile than the futures component of our grain market price, significant unfavorable basis moves on a grain position as large as ours can significantly impact the profitability of the Grain and Ethanol businesses and our overall business as a whole.

Our futures, options and over-the-counter contracts are subject to margin calls. If there is a significant movement in the commodities market, we could be required to post significant levels of margin, which would impact our liquidity. There is no assurance that the efforts we have taken to mitigate the impact of the volatility of the prices of commodities upon which we rely will be successful and any sudden change in the price of these commodities could have an adverse affect on our business and results of operations.

Natural Gas - We rely on third parties for our supply of natural gas, which is consumed in the manufacturing of ethanol, dry wet grain, and plant nutrients. The prices for and availability of natural gas are subject to volatile market conditions. These market conditions often are affected by factors beyond our control such as higher prices resulting from colder than average weather conditions and overall economic conditions. Significant disruptions in the supply of natural gas could impair our ability to manufacture ethanol for our customers. Furthermore, increases in natural gas prices or changes in our natural gas costs relative to natural gas costs paid by competitors may adversely affect our future results of operations and financial position.

Gasoline - In addition, we market ethanol as a fuel additive to reduce vehicle emissions from gasoline, as an octane enhancer to improve the octane rating of gasoline with which it is blended and as a substitute for oil derived gasoline. As a result, ethanol prices will be influenced by the supply and demand for gasoline and our future results of operations and financial position may be adversely affected if gasoline demand or price decreases.

Potash, phosphate and nitrogen - Raw materials used by our Plant Nutrient business include potash, phosphate and nitrogen, for which prices are volatile and driven by global and local supply and demand. Significant increases in the price of these commodities may result in lower customer demand and higher than optimal inventory levels. In contrast, reductions in the price of these commodities may create lower-of-cost-or-market inventory adjustments to inventories.

Some of our business segments operate in highly regulated industries. Changes in government regulations or trade association policies could adversely affect our results of operations.

Many of our business segments are subject to government regulation and regulation by certain private sector associations, compliance with which can impose significant costs on our business. Failure to comply with such regulations can result in additional costs, fines or criminal action.

A significant part of our operations is regulated by environmental laws and regulations, including those governing the labeling, use, storage, discharge and disposal of hazardous materials. Because we use and handle hazardous substances in our businesses, changes in environmental requirements or an unanticipated significant adverse environmental event could have a material adverse effect on our business. We cannot assure you that we have been, or will at all times be, in compliance with all environmental requirements, or that we will not incur material costs or liabilities in connection with these requirements. Private parties, including current and former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us, or contained in our products. We are also exposed to residual risk because some of the facilities and land which we have acquired may have environmental liabilities arising from their prior use. In addition, changes to environmental regulations may require us to modify our existing plant and processing facilities and could significantly increase the cost of those operations.

Grain and Ethanol businesses - In our Grain and Ethanol businesses, agricultural production and trade flows can be affected by government programs and legislation. Production levels, markets and prices of the grains we merchandise can be affected by U.S. government programs, which include acreage controls and price support programs administered by the USDA. Other examples of government policies that can have an impact on our business include tariffs, duties, subsidies, import and export restrictions and outright embargoes. Because a portion of our grain sales are to exporters, the imposition of export restrictions could limit our sales opportunities. In addition, we have invested in the ethanol industry where development has been stimulated by Federal mandates for refiners to blend ethanol and excise tax credits paid to those blenders to encourage the use of ethanol. Future changes in those mandates and tax credits can have an impact on ethanol processing margins. Furthermore, there is a risk that if the CME repealed the variable storage rates in the wheat futures contracts, there could be a negative impact on liquidity.

Rail - Our Rail business is subject to regulation by the American Association of Railroads and the Federal Railroad Administration. These agencies regulate rail operations with respect to health and safety matters. New regulatory rulings could negatively impact financial results through higher maintenance costs or reduced economic value of railcar assets.

The Rail business is also subject to risks associated with the demands and restrictions of the Class 1 railroads, a group of rail companies owning a high percentage of the existing rail lines. These companies exercise a high degree of control over whether private railcars can be allowed on their lines and may reject certain railcars or require maintenance or improvements to the railcars. This presents risk and uncertainty for our Rail business and it can increase the maintenance costs. In addition, a shift in the railroad strategy to investing in new rail cars and improvements to existing railcars, instead of investing in locomotives and infrastructure, could adversely impact our business by causing increased competition and creating an oversupply of railcars. Our rail fleet consists of a range of railcar types (boxcars, gondolas, covered and open top hoppers, tank cars and pressure differential cars) and locomotives. However a large concentration of a particular type of railcar could expose us to risk if demand were to decrease for that railcar type. Failure on our part to identify and assess risks and uncertainties such as these could negatively impact our business.

Turf & Specialty - Our Turf & Specialty business manufactures lawn fertilizers and weed and pest control products and uses potentially hazardous materials. All products containing pesticides, fungicides and herbicides must be registered with the U.S. Environmental Protection Agency (“EPA”) and state regulatory bodies before they can be sold. The inability to obtain or the cancellation of such registrations could have an adverse impact on our business. In the past, regulations governing the use and registration of these materials have required us to adjust the raw material content of our products and make formulation changes. Future regulatory changes may have similar consequences. Regulatory agencies, such as the EPA, may at any time reassess the safety of our products based on new scientific knowledge or other factors. If it were determined that any of our products were no longer considered to be safe, it could result in the amendment or withdrawal of existing approvals, which, in turn, could result in a loss of revenue, cause our inventory to become obsolete or give rise to potential lawsuits against us. Consequently, changes in existing and future government or trade association polices may restrict our ability to do business and cause our financial results to suffer.

We are required to carry significant amounts of inventory across all of our businesses. If a substantial portion of our inventory becomes damaged or obsolete, its value would decrease and our profit margins would suffer.

We are exposed to the risk of a decrease in the value of our inventories due to a variety of circumstances in all of our businesses. For example, within our Grain and Ethanol businesses, there is the risk that the quality of our grain inventory could deteriorate due to damage, moisture, insects, disease or foreign material. If the quality of our grain were to deteriorate below an acceptable level, the value of our inventory could decrease significantly. In our Plant Nutrient business, planted acreage, and consequently the volume of fertilizer and crop protection products applied, is partially dependent upon government programs and the perception held by the producer of demand for production. Technological advances in agriculture, such as genetically engineered seeds that resist disease and insects, or that meet certain nutritional requirements, could also affect the demand for our crop nutrients and crop protection products. Either of these factors could render some of our inventory obsolete or reduce its value. Within our Rail business, major design improvements to loading, unloading and transporting of certain products can render existing (especially old) equipment obsolete. A significant portion of our rail fleet is composed of older railcars. In addition, in our Turf & Specialty business, we build substantial amounts of inventory in advance of the season to prepare for customer demand. If we were to forecast our customer demand incorrectly, we could build up excess inventory which could cause the value of our inventory to decrease.

Our substantial indebtedness could negatively affect our financial condition, decrease our liquidity and impair our ability to operate the business.

If cash on hand is insufficient to pay our obligations or margin calls as they come due at a time when we are unable to draw on our credit facility, it could have an adverse effect on our ability to conduct our business. Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. Our ability to generate cash is dependent on various factors. These factors include general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Certain of our long-term borrowings include provisions that require minimum levels of working capital and equity, and impose limitations on additional debt. Our ability to satisfy these provisions can be affected by events beyond our control, such as the demand for and fluctuating price of grain. Although we are and have been in compliance with these provisions, noncompliance could result in default and acceleration of long-term debt payments.

Adoption of new accounting rules can affect our financial position and results of operations.

The Company’s implementation of and compliance with changes in accounting rules and interpretations could adversely affect its operating results or cause unanticipated fluctuations in its results in future periods. The accounting rules and regulations that the Company must comply with are complex and continually changing. The Financial Accounting Standards Board has recently introduced several new or proposed accounting standards, or is developing new proposed standards, such as International Financial Reporting Standards convergence projects, which would represent a significant change from current industry practices. Potential changes in accounting for leases, for example, will eliminate the accounting classification of operating leases, which would not only impact the way we account for leases, but may also impact our customers lease versus buy decisions and could have a negative impact on demand for our rail leases.

The Company cannot predict the impact of future changes to accounting principles or its accounting policies on its financial statements going forward.

We face increasing competition and pricing pressure from other companies in our industries. If we are unable to compete effectively with these companies, our sales and profit margins would decrease, and our earnings and cash flows would be adversely affected.

The markets for our products in each of our business segments are highly competitive. While we have substantial operations in our region, some of our competitors are significantly larger, compete in wider markets, have greater purchasing power, and have considerably larger financial resources. We also may enter into new markets where our brand is not recognized and do not have an established customer base. Competitive pressures in all of our businesses could affect the price of, and customer demand for, our products, thereby negatively impacting our profit margins and resulting in a loss of market share.

Our grain and ethanol businesses use derivative contracts to reduce volatility in the commodity markets. Non-performance by the counter-parties to those contracts could adversely affect our future results of operations and financial position.

A significant amount of our grain and ethanol purchases and sales are done through forward contracting. In addition, the Company uses exchange traded and over-the-counter contracts to reduce volatility in changing commodity prices. A significant adverse change in commodity prices could cause a counter-party to one or more of our derivative contracts not to perform on their obligation.

We rely on a limited number of suppliers for certain of our raw materials and other products and the loss of one or several of these suppliers could increase our costs and have a material adverse effect on any one of our business segments.

We rely on a limited number of suppliers for certain of our raw materials and other products. If we were unable to obtain these raw materials and products from our current vendors, or if there were significant increases in our supplier’s prices, it could significantly increase our costs and reduce our profit margins.

Our investments in limited liability companies are subject to risks beyond our control.

We currently have investments in six limited liability companies. By operating a business through this arrangement, we have less control over operating decisions than if we were to own the business outright. Specifically, we cannot act on major business initiatives without the consent of the other investors who may not always be in agreement with our ideas.

The Company may not be able to effectively integrate additional businesses it acquires in the future.

We continuously look for opportunities to enhance our existing business through strategic acquisitions. The process of integrating an acquired business into our existing business and operations may result in unforeseen operating difficulties and expenditures as well as require a significant amount of management resources. There is also the risk that our due diligence efforts may not uncover significant business flaws or hidden liabilities. In addition, we may not realize the anticipated benefits of an acquisition and they may not generate the anticipated financial results. Additional risks may include the inability to effectively integrate the operations, products, technologies and personnel of the acquired companies. The inability to maintain uniform standards, controls, procedures and policies would also negatively impact operations.

Our business involves considerable safety risks. Significant unexpected costs and liabilities would have a material adverse effect on our profitability and overall financial position.

Due to the nature of some of the businesses in which we operate, we are exposed to significant safety risks such as grain dust explosions, fires, malfunction of equipment, abnormal pressures, blowouts, pipeline ruptures, chemical exposure, spills or run-off, transportation accidents and natural disasters. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. If one of our elevators were to experience a grain dust explosion or if one of our pieces of equipment were to fail or malfunction due to an accident or improper maintenance, it could put our employees and others at serious risk.

The Company’s information technology systems may impose limitations or failures which may affect the Company’s ability to conduct its business.

The Company’s information technology systems, some of which are dependent on services provided by third-parties, provide critical data connectivity, information and services for internal and external users. These interactions include, but are not limited to, ordering and managing materials from suppliers, converting raw materials to finished products, inventory management, shipping products to customers, processing transactions, summarizing and reporting results of operations, complying with regulatory, legal or tax requirements, and other processes necessary to manage the business. The Company has put in place business continuity plans for its critical systems. However, if the Company’s information technology systems are damaged, or cease to function properly due to any number of causes, such as catastrophic events, power outages, security breaches, and the Company’s business continuity plans do not effectively recover on a timely basis, the Company may suffer interruptions in the ability to manage its operations, which may adversely impact the Company’s revenues and operating results. In addition, although the system has been refreshed periodically, the infrastructure is outdated and may not be adequate to support new business processes, accounting for new transactions, or implementation of new accounting standards if requirements are complex or materially different than what is currently in place. In addition, the Company is exploring new ERP systems, which could pose risks relating to implementation.

Risks Relating to the Debentures

You may not be able to sell your Debentures because of an absence of a public market for them.

We don’t intend to list these Debentures on any national securities exchange. We don’t expect any trading market to develop. Because of this, we can’t provide assurance that any market will develop for the Debentures. If you want to sell your Debentures, a willing buyer may not be found and as a result, you may not be able to get what you consider as an attractive price, if, you are able to sell at all.

Changes in interest rates can depress the value of your Debentures.

Because the interest rates on the Debentures are fixed, an increase in general interest rates would negatively impact the value of the Debentures and consequently any market that may develop.

Other creditors have rights to our assets that are senior to those of the holders of the Debentures.

Our Debenture obligations are unsecured in contrast to certain of our other credit facilities which may be secured by liens on specific assets. The Debentures are of equal rank with other debenture bonds of the Company due through 2021 at interest rates ranging from 3.0% to 6.5%. There is no assurance that other assets may not be pledged to other creditors in the future. See “Description of Debentures” for further discussion about the Debentures.

We can redeem the Debentures at any time, which may have adverse implications for your portfolio.

We hold the option to redeem the Debentures at any time, paying principal plus accrued and unpaid interest at the date that they are called. To the extent you are relying on the Debentures to fulfill a particular role in your portfolio, this could cause your portfolio to become imbalanced. Although we don’t plan to redeem these Debentures before their maturity, we do have the right to do so and could do so at any time. You, as a holder of Debentures, don’t have the option to require us to purchase your Debentures prior to maturity.

You will not have the benefit of a third party credit rating in evaluating an investment in the Debentures.

The Debentures have not been rated by an independent rating organization. We don’t plan to seek an independent rating at this time.

Use Of Proceeds

The offering is not underwritten and we can make no assurance as to how many of the Debentures we will sell or when they will be sold. The proceeds we receive from the sale of the Debentures (after deducting our expenses) will be used first for the payment of current maturities of long-term recourse debt as scheduled. The following are our current maturities as of June 30, 2011 (in thousands):

(unaudited)
Note payable, due at maturity with balance due March 2012, interest rate 4.55%	$25,000
Note payable, due monthly with balance due in January 2012, interest rate 2.69% at June 30, 2011	9,371
Debenture bonds due within one year, interest rates from 5.0% to 6.5%	6,341
Note payable, due annually with balance due in 2023, interest rate 1.72% at June 30, 2011	875
Note payable, due monthly with balance due in 2016, variable rate 1.01% at June 30, 2011	700
Other notes payable	318

$42,605

There is no time limit to this offering, and we plan to continue the sale of the Debentures indefinitely or until they are completely sold. We are not requiring a minimum sale of Debentures under this offering, and if the amount sold does not cover our current maturities, we will fund those payments either through cash flows provided by operations or with borrowings on our outstanding short-term line of credit.

Our secondary use for proceeds will be for working capital purposes. Increases in working capital will allow us to reduce our short-term borrowings.

As of October 26, 2011, we had $10.6 million of the five year debenture bonds and $6.0 million of the ten year debenture bonds remaining available for sale.

Capitalization

Following are the details (in thousands) of our consolidated capitalization as of June 30, 2011. We haven’t included the effect of the receipt of any proceeds from this offering of Debentures, since the amount and timing of receipt of proceeds and when the proceeds will be received is uncertain. For more information relating to the application of the proceeds of this offering of Debentures, please refer to “Use of Proceeds.”

(unaudited)
As of June 30, 2011
Long-term debt:
Notes payable	$206,396
Notes payable – non-recourse	11,690
Debenture bonds	34,809
Industrial development revenue bonds	7,750

Total long-term debt	260,645

Shareholders’ equity:
Common shares	96
Additional paid-in capital	177,266
Treasury shares	(12,214)
Other	(15,400)
Retained earnings	374,715

Total shareholders’ equity	524,463

Total capitalization	$785,108

See Notes 8, 9, and 12 to our Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated herein by reference, for additional information as to the lines of credit, long-term debt and leases and related commitments.

Description of Debentures

The Debentures we are offering are to be issued under an Indenture between us and Huntington National Bank as Trustee (the “Trustee”). The original Indenture agreement was dated as of October 1, 1985, and has been supplemented numerous times, most recently by a Seventeenth Supplemental Indenture, dated as of August 14, 1997. The Seventeenth Supplemental Indenture was created to authorize a new series of debentures that were registered and issued from 1997 to the present. We confirmed our liability for the interest and principal payment of these debentures as well as compliance with the original Indenture. Except for the rate of interest and years to maturity, the terms and conditions of the Debentures, including all debentures previously issued under the Indenture, are identical. The following summary of the material terms of the Indenture (as amended and supplemented from time to time) does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture and the Seventeenth Supplemental Indenture because they, and not this description, define your rights as holders of Debentures. Please refer to the Seventeenth Supplemental Indenture, a copy of which was filed as an exhibit to the registration statement of which this prospectus is a part.

General

The Indenture does not limit the principal amount of the Debentures that may be issued from time to time, either in the aggregate or as to any series. The Debentures will be unsecured direct obligations of the Company and any successor entities. The Debentures are not guaranteed by any of our subsidiaries and, as a result, will be structurally subordinated to any indebtedness or other indebtedness (including trade payables) of any of such subsidiaries.

We may not merge or consolidate or sell substantially all of our assets as an entirety unless the successor entity expressly assumes the payment of principal and interest on all outstanding Debentures

Although we have no present plans, understandings or arrangements to do so, we may issue secured or unsecured debt in the future. All additional debt may create creditors competing for payment with Debenture holders in the event of a default. If we become subject to any insolvency or bankruptcy proceedings, or any other receivership, liquidation, reorganization or similar proceedings, or a default and foreclosure proceeding, the holders of secured debt would be entitled to claims against specific assets, in order to receive payment in full from such assets before the holders of the Debentures are entitled to receive any payment of principal or interest on the Debentures. The Indenture contains no restriction against our issuance of additional secured or unsecured indebtedness.

The Indenture contains no minimum working capital, current ratio or other such requirements, or any protective provisions in the event of a highly leveraged transaction. No such transactions are currently contemplated.

We will issue Debentures on the first of the following month after we receive payment for the Debentures. The Debentures we are offering will be due in either five years or ten years from their Original Issue Date. This maturity date is subject to our right to redeem the Debentures at any time by paying the holder the principal amount plus accrued interest to the date of redemption (Section 1101). The Debentures will bear interest at the annual rate shown on the front cover of this Prospectus. The interest payment will be made annually to the holder of record at the close of business on the fifteenth day of the month preceding the Interest Payment Date and will first occur one year from the Original Issue Date. (Section 301) Principal and interest will be payable, and the Debentures will be transferable, at the office of the Trustee, Huntington National Bank, 7 Easton Oval, Columbus, Ohio, 43219. We may, however, make any payment of interest or principal by check mailed to the address of the holder of record as it appears on the Debenture Register. (Sections 301 and 307)

The Debentures will be issued only in fully registered form without coupons in denominations of $1,000 or any multiple of $1,000. (Section 302) No service charge will be made for any transfer or exchange of Debentures, but we may require payment of an amount sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange. (Section 305)

We may issue Debentures in series from time to time with an aggregate principal amount as is authorized by our Board of Directors. (Section 311) The Debentures do not provide for any sinking fund. At June 30, 2011, we had outstanding debentures under the Seventeenth Supplemental Indenture with a principal amount of $41.2 million.

Ranking

The Debentures will be:

•	our general unsecured and unsubordinated obligations and will rank equally in right of payment with all of our other existing and future unsecured and unsubordinated debt;

•	structurally subordinated to any of our indebtedness secured by our assets to the extent of the value of the assets securing such indebtedness; and

•	structurally subordinated to all indebtedness and other liabilities of our subsidiaries (none of which will guarantee the Debentures).

The debentures are of equal rank with other debenture bonds of the Company due through 2021 at interest rates ranging from 4.0% to 6.5%. See Note 9 to our Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated herein by reference, for more information about our secured borrowings.

Modification and Waiver

Generally, we can’t modify the Indenture without the approval of the holders of 66 2/3 % of the principal amount of all outstanding debentures that would be affected by the modification. Additionally, the following modifications the approval of all holders of Debentures affected:

•	A change to the stated maturity date of the principal of any Debenture;

•	A change to the stated payment date of interest;

•	A reduction of the principal amount of any Debenture;

•	A reduction of the interest paid on any Debenture;

•	A change to the place or currency of payment of principal or interest on any Debenture;

•	A limitation on the right to institute suit for the enforcement of any payment on or with respect to any Debenture;

•	A reduction of the above-stated percentage of holders of Debentures necessary to modify or amend the Indenture; or

•	A modification of the foregoing requirements or reduction of the percentage of outstanding Debentures necessary to waive any past default to less than a majority.

Holders of a majority of the principal amount of all outstanding debentures, including the Debentures, may waive any past default and its consequences, except a default in the payment of principal of (or premium, if any) or interest on any Debenture or in respect of any covenant or provision of the Indenture which cannot be modified or amended without the consent of each holder of Debentures affected. (Sections 902 and 513)

Events of Default

The following are events of default:

•	failure to pay principal when due;

•	failure to pay any interest when due, continued for 30 days;

•

failure to perform any other indenture covenant of the Company, continued for 60 days after our receipt of written notice of default from the Trustee or holders of at least 25% in principal amount of the outstanding Debentures; and

•	certain events of bankruptcy, insolvency or reorganization.

If we don’t make payments of principal or interest, the Trustee must provide you with a notice of default. For any other event of default, the Trustee is not required to send notice to you if it considers withholding the notice to be in your best interest. (Section 501 and 602)

If an event of default happens and is not cured, either the Trustee or the holders of 25% or more of the principal amount of the Debentures may accelerate the maturity of all outstanding debentures, including the Debentures.

Holders of a majority of the principal amount of the outstanding debentures, including the Debentures, may waive a default that would normally result in acceleration of the Debentures, but only if all defaults have been remedied and all payments due have been made. (Sections 502 and 513)

You have the unconditional right to receive the payment of principal and interest when due and to institute suit for the enforcement of such payment. (Section 508)

The Trustee

Except for its duties in the case of default as described previously, the Trustee is not required to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless such holders have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for indemnification, the holders of a majority in principal amount of the outstanding debentures, including the Debentures, may determine the time, method and place of conducting proceedings for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. (Section 512)

We are required to furnish to the Trustee an annual statement on our performance or fulfillment of covenants, agreements or conditions in the Indenture and the absence of events of default. (Section 1004)

Plan of Distribution

This offering of Debentures is not underwritten. We are selling the Debentures directly to you without any intermediaries. There is no time limit to this offering and we plan to continue the sale of the Debentures indefinitely or until they are completely sold. We cannot assure you of the amount of Debentures that we may ultimately sell. We are selling the Debentures for our own account and are not paying any selling commissions.

Legal Opinions

Naran U. Burchinow, our Vice President, General Counsel and Secretary has issued an opinion regarding certain legal matters and matters with respect to Ohio law. He owns 5,782 shares of the Company’s common stock and has 13,116 stock only stock appreciation rights outstanding, 9,283 of which are exercisable. He also has 8,640 performance share units, each of which will be converted into one share of common stock at the end of their performance periods if certain performance conditions are met.

Experts

The audited financial statements incorporated by reference in this Prospectus, except as they relate to Lansing Trade Group LLC as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Such financial statements, except as they relate to Lansing Trade Group, LLC, and management’s assessment of the effectiveness of internal control over financial reporting have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The audited financial statements of Lansing Trade Group, LLC as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, not separately presented in this Prospectus, have been audited by Crowe Chizek LLP, an independent registered public accounting firm, whose report thereon is incorporated by reference herein. The audited financial statements of The Andersons, Inc., to the extent they relate to Lansing Trade Group, LLC, have been so incorporated in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

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SUBSCRIPTION AGREEMENT

FOR 4.25% TEN-YEAR DEBENTURES AND 3% FIVE-YEAR DEBENTURES OF

THE ANDERSONS, INC.

(I)(We) hereby subscribe for:

multiple(s) of 4.25% Ten-Year Debentures

multiple(s) of 3% Five-Year Debentures

of The Andersons, Inc. at face value. Each multiple is $1,000. Herewith find $             in full payment thereof.

The Debentures should be registered and issued in the following mode of ownership: (ONLY ONE MODE OF OWNERSHIP MAY BE SELECTED)

1.		an individual or organization.
(Name)

2.		and	as joint tenants with right of survivorship and not as tenants in common.
	(Name)	(Name)

3.		as custodian for under the Uniform Gifts to Minors
	(Name)	(Name)	Act, as applicable.

4.		and , Trustee(s)
	(Name)	(Name)

UAD (under agreement dated) Name of Trust

5.		TOD (Transfer on Death)		subject to STA TOD Rules.
	(Name)		(Name)

I acknowledge receipt of a copy of the current Prospectus of The Andersons, Inc. with respect to the offering of the above Debentures subscribed for hereby which will be issued, and interest will begin to accrue, as of the first day of the month following the month in which payment of the Debentures has been received by The Andersons, Inc. Under the penalties of perjury, I certify that the information listed below is true, correct and complete.

Dated	Signed

Signed

Please print name, address, social security number and telephone number of registered owner(s).

(Name)	(Name)

(Street)	(Street)

(City, State, Zip Code)	(City, State, Zip Code)

(Social Security Number or Federal I.D. Number)	(Social Security Number or Federal I.D. Number)

(Area Code)(Telephone Number)	(Area Code)(Telephone Number)

Make check payable to: The Andersons, Inc. Mail to: The Andersons, Inc., Funding & Liability Manager	You are required to complete the W-9 Form on the reverse side of this subscription.
PO Box 119, Maumee, Ohio 43537

W-9 Form

Important Tax Information

We ask that you complete this substitute form W-9, sign in the space provided, and return it, with the subscription agreement to:

The Andersons, Inc.
PO Box 119
Maumee, Ohio 43537

A)	Is your name and address correct on the preceding subscription form? Yes No (If No, please correct it on the subscription agreement.)

B)	Taxpayer Identification Number (TIN). - Enter your TIN in the space provided below:

Employer Identification Number           -

-OR-

Social Security Number                -           -

C)	Please check the appropriate box: ☐ Individual / Sole Proprietor ☐ Corporation ☐ Trust / estate

☐  Partnership                      ☐  Other

D)	Certification: Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification instructions: You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

Signature:	Title:	Date: